Exhibit 99.1

Draganfly Welcomes Lieutenant-General (Ret’d) Michel Gauthier to Military Advisory Board in Support of Canada’s Defence Industrial Strategy

Ottawa, ON — February 20, 2026— Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning developer of drone solutions, software, and robotics, today announced the appointment of Lieutenant-General (Ret’d) Michel Gauthier to its Military Advisory Board.

The appointment comes as Canada advances its renewed Defence Industrial Strategy, a national framework focused on strengthening sovereign defence production, accelerating innovation, modernizing procurement, and reducing reliance on foreign supply chains.

Lieutenant-General Gauthier brings more than 36 years of distinguished service with the Canadian Armed Forces. He served as Commander of the Canadian Expeditionary Force Command (CEFCOM), where he was responsible for operational command of Canadian Forces deployed internationally, including during Canada’s mission in Afghanistan. In that role, he oversaw strategic planning, coalition coordination, and mission execution across complex theatres of operation.

Since retiring from active service, Lt-Gen (Ret’d) Gauthier has remained closely engaged in defence, security, and public policy advisory work, including senior roles in government relations and strategic advisory services. His experience bridges military leadership, defence policy, and public-private collaboration, areas that are central to Canada’s evolving industrial defence priorities.

“We are honoured to welcome Lieutenant-General Gauthier to Draganfly’s Advisory Board,” said Cameron Chell, Executive Chairman and Chief Executive Officer of Draganfly. “His distinguished military leadership, deep understanding of Canada’s defence architecture, and proven expertise in government and international engagement will be invaluable as we work with Canada in its newly announced and rapidly expanding Defence Industrial Strategy. His decision to join Draganfly represents a powerful strategic endorsement of our technology, our mission, and our growing role within the sovereign defence ecosystem.”

Canada’s renewed defence industrial focus emphasizes expanded domestic production capacity, accelerated R&D investment, resilient supply chains, and support for advanced technologies including AI-enabled systems, robotics, and autonomous platforms. Draganfly, as an unmanned aerial system and technology platform manufacturer, is positioned to contribute meaningfully to these national objectives.

The Company continues to expand its engagement within defence and government markets through manufacturing, advisory leadership, and product innovation designed to meet the operational needs of modern military environments.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8A)

Media Contact

Erika Racicot
Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s anticipated role within Canada’s Defence Industrial Strategy; the Company’s positioning within sovereign defence initiatives; its expected engagement and expansion within defence and government markets; the strategic impact of the appointment of Lieutenant-General (Ret’d) Michel Gauthier to the Advisory Board; and the Company’s ability to contribute to domestic production capacity, innovation, and advanced drone, robotics, and autonomous systems initiatives. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.